

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2018

Mark Bradley
Chief Executive Officer
Players Network
1771 E. Flamingo Road, #201-A
Las Vegas, NV

Re: Players Network
Registration Statement on Form S-1
Filed January 17, 2018
File No. 333-222579

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. It appears that in connection with the Purchase Agreement entered into with Kodiak, you issued to Kodiak a warrant to purchase additional shares of common stock and that your registration statement covers the resale of the shares that you may issue to Kodiak under the warrant. Our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where the investor can acquire securities other than common stock in the equity line financing. We view agreements that give investors the right to acquire additional securities, including through the exercise of warrants at the same time or after the issuer exercises its put, as providing the

investor with the continuing ability to make investment decisions; thus, the investor is not irrevocably bound.

Accordingly, please consider registering the resale of the equity line securities in accordance with our accommodation. For guidance, please refer to the Division´s Compliance and Disclosure Interpretations, Securities Act Sections, Questions 139.13 and 139.17 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Risk Factors
Risks Relating to Our Agreements with Kodiak Capital Group, LLC, page 10

2.   Please revise to prominently state the principal amount available under the equity line agreement and include risk factor discussion regarding the likelihood that you will have access to the full amount available under the agreement.

Plan of Distribution, page 14

3.   Revise your disclosure here and throughout to remove any indication that Kodiak may sell the securities pursuant to Rule 144.

Executive Compensation, page 35

4.   We note that you provide executive compensation disclosure for 2015 and 2016 only. Please update this disclosure to include executive compensation disclosure for 2017. Refer to Item 402 of Regulation S-K.

Exhibit 5.1, page 1

5.   Please revise the legality opinion to reflect counsel's opinion regarding the legality of the securities being offered and sold pursuant to this registration statement by the appropriate corporate entity. There appears to be a typographical error in the first sentence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mark Bradley
Players Network
February 5, 2018
Page 3

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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